SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

January 31, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated January 31, 2007 (Financial Situation and Business Results for the Third Quarter of Fiscal Year 2006 (ending March 31, 2007) by the Nine Months Total (Consolidated))

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

2/6

Cc: The Bank of New York

January 31, 2007
Sumitomo Metal Industries, Ltd.

Financial Situation and Business Results for the Third Quarter of Fiscal Year 2006 (ending March 31, 2007) by the Nine Months Total (Consolidated)

1. Notes on Preparation of Quarterly Financial Information
   (i) Adoption of simplified procedure in accounting methods : Yes
   (Details) Simplified procedure is used in part, such as an omission of physical inventory, etc.
   (ii) Change in accounting procedure as from the current consolidated fiscal year. : No
   (iii) Change in scope of consolidation and association : Yes
   (Details) Consolidation (new) 3 (excluded) 4 Association (new) 4 (excluded) 1
   Number of consolidated subsidiaries 71
   Number of associated unconsolidated subsidiaries 2
   Number of associated group companies 31

2. Financial Situation and Business Results for the Third Quarter of Fiscal Year 2006 (April 1, 2006 – December 31, 2006)
   (1) Progress of Business Performance (Consolidated)

	Sales		Operating profit		Recurring profit		Net income for the current quarter	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Third Quarter of Fiscal Year 2006	1,168,879	3.3	213,192	-6.3	238,747	13.9	155,957	-10.3
Third Quarter of Fiscal Year 2005	1,131,242	—	227,553	—	209,587	—	173,685	—
(Reference) Fiscal Year 2005	1,552,765		305,804		280,733		221,252	

	Net income per share for the current quarter	Net income per share after dilution for the current quarter
	Yen & Sen	Yen & Sen
Third Quarter of Fiscal Year 2006	32.72	32.71
Third Quarter of Fiscal Year 2005	36.16	—
(Reference) Fiscal Year 2005	46.03	46.02

(Note) 1.The percentage figures for sales, operating profit, and other items in the table above are percentage changes from the corresponding quarter of the previous year.
2. As information on business performance for the nine months ended December 31, 2004 is not made available, no year-on-year percentage change for the nine months ended December 31, 2005 is stated.

[Qualitative Information etc. on Progress of Business Performance (Consolidated)]

During the nine months ended December 31, 2006 (the "reporting period"), demand for high-grade steel in the energy, automotive and other sectors remained strong. In light of this business environment, the Sumitomo Metals Group has made efforts to boost production of this class of steel, while maintaining a cautious stance with regard to commodity-grade steel, in some cases reducing production levels. As a result of these measures, sales for the reporting period were 1,168.8 billion yen, operating profit was 213.1 billion yen, recurring profit was 238.7 billion yen and net income was 155.9 billion yen.

(2) Change in Financial Situation (Consolidated)

	Total assets	Net assets	Equity ratio	Net assets per share
	(million yen)	(million yen)	%	Yen & Sen
Third Quarter of Fiscal Year 2006	2,218,426	824,357	35.2	168.36
Third Quarter of Fiscal Year 2005	2,134,675	664,200	31.1	138.31
(Reference) Fiscal Year 2005	2,113,391	720,866	34.1	150.07

(Note) As for the third quarter of the fiscal year 2005 and the full fiscal year 2005, figures of conventional "shareholders' equity" and "shareholders' equity per share"are showed in the "net assets" section and the "net assets per share" section respectively above.

[Qualitative Information etc. on Change in Financial Situation (Consolidated)]

As at December 31, 2006, total assets increased by 105 billion yen from March 31, 2006, to 2,218.4 billion yen. During the same period, net assets increased by 103.4 billion yen to 824.3 billion yen and equity ratio increased by 1.1% to 35.2%. Consolidated debt increased by 61.9 billion yen to 741.6 billion yen, due to expenditures including repurchase of the Sumitomo Metals' shares and active capital investments.

3. Consolidated Performance Targets for the Fiscal Year 2006 (April 1, 2006 – March 31, 2007)

	Sales	Recurring Profit	Net income
	(million yen)	(million yen)	(million yen)
Full Year	1,560,000	300,000	200,000

(Reference information) Target for net income per share (full year) : 43.10 yen

[Qualitative information, etc, on Performance Targets]

For the full fiscal year ending March 31, 2007, we anticipate that net income may exceed our previous target by 10 billion yen, due to a non-recurring profit resulting from an issuance of additional shares and increase in shareholders' equity by SUMCO CORPORATION.

Forward-Looking Statements

This press release contains certain forward-looking statements. The Sumitomo Metals Group has tried, whenever possible, to identify these forward-looking statements using words such as " anticipated," "believes," "estimates," "expects," "plans," "intends," "targets," and similar expressions. Similarly, statements herein that describe the Group's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Group's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the Group's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for the Group's products, changes in Japanese and other countries' laws and regulations, including with regard to taxation, and other risks and uncertainties set forth in subsequent press releases and in the Group's public filings. These statements reflect the Group's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The Group disclaims any intent or obligation to update these forward-looking statements.

1. Consolidated Statement of Income for the Third Quarter (Summary)

(Unit: Million Yen)

Item	Current Third Quarter (April 1, 2006 - December 31, 2006)	Previous Third Quarter (April 1, 2005 - December 31, 2005)	Change	<Reference> Previous Fiscal year (FY 2005)
Sales	1,168,879	1,131,242	+37,637	1,552,765
Cost of sales	(848,853)	(801,476)	-47,377	(1,106,953)
Gross profit	320,025	329,766	-9,740	445,811
Selling, general and administrative expenses	(106,833)	(102,212)	-4,621	(140,007)
Operating profit	213,192	227,553	-14,361	305,804
Non-operating income	50,049	18,735	+31,313	27,491
Non-operating expenses	(24,493)	(36,701)	+12,207	(52,561)
Recurring profit	238,747	209,587	+29,159	280,733
Non-recurring profit	11,081	47,871	-36,790	47,871
Non-recurring loss	(12,085)	(15,742)	+3,656	(22,422)
Net income before taxes and minority interests	237,743	241,717	-3,974	306,183
Income taxes, etc.	(80,003)	(66,148)	-13,854	(82,356)
Minority interests	(1,782)	(1,883)	+100	(2,573)
Net income	155,957	173,685	-17,728	221,252

2. Consolidate Balance Sheet for the Third Quarter (Summary)

(Unit: Million Yen)

Item	Current Third Quarter (At the end of December 2006)	Previous Third Quarter (At the end of December 2005)	<Reference> Previous FY (At the end of March 2006)
(Assets)			
Current assets:	683,433	716,268	675,217
Cash and deposits	18,438	23,327	32,669
Trade notes and accounts receivable	212,335	232,903	211,772
Inventories	386,652	376,634	364,501
Other	66,007	83,403	66,273
Fixed assets:	1,534,993	1,418,361	1,438,128
Property, plant and equipment	1,021,141	1,003,861	1,009,499
Intangibles	5,292	5,825	6,212
Investments and other assets	508,559	408,673	422,416
Deferred assets:	—	45	45
Total assets	2,218,426	2,134,675	2,113,391
(Liabilities)			
Current liabilities:	860,309	937,412	862,954
Trade notes and accounts payable	397,369	360,952	348,385
Short-term borrowings	275,054	341,346	290,645
Commercial paper	19,000	—	—
Current portion of bonds	15,000	31,400	11,450
Other	153,886	203,713	212,473
Long-term liabilities	533,759	492,806	488,264
Bonds	101,158	96,600	96,200
Long-term borrowings	331,472	291,495	281,483
Other	101,127	104,711	110,581
Total liabilities	1,394,069	1,430,219	1,351,219
(Net assets)			
Shareholders' equity:	670,620	—	—
Capital	262,072	—	—
Capital surplus	61,897	—	—
Retained earnings	417,871	—	—
Treasury stock, at cost	(71,220)	—	—

Valuation and translation adjustments:	110,705	—	—
Unrealized gain on available-for-sale securities	101,442	—	—
Deferred gains or losses on hedges	(1,008)	—	—
Land revaluation surplus	11,939	—	—
Foreign currency translation adjustments	(1,667)	—	—
Minority interests	43,031	—	—
(Total Net assets)	824,357	—	—
Total liabilities and net assets	2,218,426	—	—
(Minority interests)			
Minority interests	—	40,256	41,305
(Shareholders' equity)			
Capital	—	262,072	262,072
Capital surplus	—	61,897	61,897
Retained earnings	—	252,864	300,587
Land revaluation surplus	—	16,174	16,061
Unrealized gain on available-for-sale securities	—	71,769	84,385
Foreign currency translation adjustments	—	(119)	(3,591)
Treasury stock, at cost	—	(457)	(545)
Total shareholders'equity	—	664,200	720,866
Total liabilities, minority interests and shareholders'equity	—	2,134,675	2,113,391

3. Summary of Segment Information

(Segment Information by Business Type)

①Current Third Quarter (April 1, 2006 –December 31, 2006) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,085,556	7,286	44,797	31,239	1,168,879	—	1,168,879
(2) Inter-segment sales	563	—	—	13,680	14,243	(14,243)	—
Total Sales	1,086,119	7,286	44,797	44,920	1,183,123	(14,243)	1,168,879
Operating expenses	877,335	8,473	42,844	41,062	969,716	(14,029)	955,687
Operating profit	208,784	(1,187)	1,952	3,857	213,406	(214)	213,192

②Previous Third Quarter (April 1, 2005 –December 31,2005) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,026,872	23,953	47,274	33,141	1,131,242	—	1,131,242
(2) Inter-segment sales	2,775	—	—	12,430	15,206	(15,206)	—
Total Sales	1,029,648	23,953	47,274	45,571	1,146,448	(15,206)	1,131,242
Operating expenses	804,433	26,572	45,073	42,367	918,447	(14,759)	903,688
Operating profit	225,215	(2,619)	2,200	3,204	228,000	(446)	227,553

③ Previous Fiscal Year (FY2005) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,405,468	39,024	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	3,523	—	—	16,305	19,829	(19,829)	—
Total Sales	1,408,991	39,024	60,842	63,735	1,572,594	(19,829)	1,552,765
Operating expenses	1,104,688	43,989	58,494	59,069	1,266,242	(19,281)	1,246,961
Operating profit	304,303	(4,965)	2,347	4,666	306,352	(548)	305,804

(Note)

1. Principal Products by Major Business Area

Major business area	Principal Products	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, thermal plant and pipeline engineering, etc.
Engineering	The civil engineering and steel bridge products, systems buildings, etc.	
Electronics	IC packages, electronic modules, etc.	
Others	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.	

2.Changes to business segments

On October 1, 2005, the company integrated its energy-engineering business (pipelines, energy plants) and the same business of Sumitomo Metal Plantec Co., Ltd. to form Sumitomo Metal Pipeline and Piping, Ltd. and the energy-engineering business was transferred from the Engineering segment to Pipe & Tube Company.
As a result, the sales, operating expenses and operating profit pertaining to the energy-engineering business, which were recorded in the accounts of the Engineering segment until the end of the first half of the previous fiscal year, have been recorded in the Steel business segment since the second half of the previous fiscal year. The change will be applied to the previous first quarter and the previous fiscal year, and reflected in the Steel business segment's accounts, as shown below.

Previous Third Quarter (April 1, 2005 –December 31, 2005) (After changes to business segments)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,034,571	16,254	47,274	33,141	1,131,242	—	1,131,242
(2) Inter-segment sales	2,035	—	—	12,430	14,465	(14,465)	—
Total Sales	1,036,606	16,254	47,274	45,571	1,145,707	(14,465)	1,131,242
Operating expenses	811,815	18,449	45,073	42,367	917,706	(14,018)	903,688
Operating profit	224,790	(2,194)	2,200	3,204	228,000	(446)	227,553

Previous Fiscal Year (FY2005) (After changes to business segments)

(Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to external customers	1,413,166	31,326	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	2,782	—	—	16,305	19,088	(19,088)	—
Total Sales	1,415,949	31,326	60,842	63,735	1,571,853	(19,088)	1,552,765
Operating expenses	1,112,070	35,867	58,494	59,069	1,265,501	(18,540)	1,246,961
Operating profit	303,879	(4,540)	2,347	4,666	306,352	(548)	305,804

<Reference: The Third Quarter of Fiscal Year 2006 (ending March 31, 2007) by the Nine Months Total>

January 31, 2007
Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

The FY2006 ending March 31, 2007		FY2006	FY2006
Result for first quarter	Result for first half	Result for third quarter	Target for full year
29 million tons	58 million tons	88 million tons	117 million tons (approx.)

2. Sumitomo Metals' crude steel production volume (*1)

The FY2006 ending March 31, 2007		FY2006	FY2006
Result for first quarter	Result for first half	Result for third quarter	Target for full year
3.29 million tons	6.67 million tons	10.01 million tons	13.34 million tons (approx.)

3. Export ratio (*2) (by monetary value)

The FY2006 ending March 31, 2007		FY2006	FY2006
Result for first quarter	Result for first half	Result for third quarter	Target for full year
46%	46%	46%	46% (approx.)

4. Exchange rate

The FY2006 ending March 31, 2007		FY2006	FY2006
Result for first quarter	Result for first half	Result for third quarter	Target for full year
114yen/$	115yen/$	116yen/$	116yen/$ (approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for FY2006
1.5 billion yen per year (approx.)

6. Average price of steel products (*3) (thousand yen/ton)

The FY2006 ending March 31, 2007		FY2006	FY2006
Result for first quarter	Result for first half	Result for third quarter	Target for full year
95.5	96.7	97.9	99 (approx.)

7. FY2006 target for consolidated figures

(billion yen)

	FY2006 Result for first half	FY2006 Result for third quarter	FY2006 Target for full year	FY2006 Previous target for full year
Sales	768.2	1168.8	1,560(approx.)	1,560(approx.)
Operating profit	135.1	213.1	280(approx.)	280(approx.)
Recurring profit	156	238.7	300(approx.)	300(approx.)
Net income	99.7	155.9	200(approx.)	190(approx.)

8. FY2006 target for non-consolidated figures

(billion yen)

	FY2006 Result for first half	FY2006 Result for third quarter	FY2006 Target for full year	FY2006 Previous target for full year
Sales	495.1	751.7	1,000(approx.)	1,000(approx.)
Operating profit	116.1	172.6	225(approx.)	225(approx.)
Recurring profit	127.3	182.6	225(approx.)	225(approx.)
Net income	77.3	106.4	130(approx.)	130(approx.)

9. Target of sales and operating profits/losses by segment (Consolidated)

(billion yen)

	FY2006			
	Result for third quarter		Target for full year	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	1085.5	208.7	1,450 (approx.)	274.5 (approx.)
Engineering	7.2	(1.1)	10 (approx.)	(2) (approx.)
Electronics	44.7	1.9	60 (approx.)	4 (approx.)
Other	31.2	3.6	40 (approx.)	3.5 (approx.)

<Sales by steel business companies (Consolidated) > (billion yen)

	FY2006 Result for third quarter	FY2006 Target for full year
Steel Sheet, Plate, Titanium & Structural Steel	429.6	565 (approx.)
Pipe & Tube	435.8	590 (approx.)
Railway, Automotive & Machinery Parts	74.4	100 (approx.)
Sumitomo Metals (Kokura), Ltd.	105.5	142 (approx.)

10. Debt

(billion yen)

	The end of March 2006	The end of September 2006	The end of December 2006	Target for the end of March 2007
Consolidated	679.7	667.7	741.6	720 (approx.)
Non-consolidated	535.7	574.2	644.4	640 (approx.)

11. Analysis of factors affecting profits and losses (Consolidated)

Result for the third quarter of the FY2005→Result for the third quarter of the FY2006

Exchange rate (TTM)

Result for the third quarter of the FY2005:112 yen/$ → Result for the third quarter of the FY2006:116 yen/$

Reasons for improvement of profits and losses		Reasons for deterioration of profits and losses	
	(billion yen)		(billion yen)
(Cost improvement)	+7	(Raw material prices, etc.)	-38
(Equity in earnings of unconsolidated subsidiaries and associated companies)	+22	(Increase of fixed costs)	-10.5
(Exchange rate fluctuation)	+9	(Profit or loss from valuation)	-15
(Product mix and sales prices, etc.)	+54.5		
Total	+92.5	Total	-63.5

Recurring profits
Result for the third quarter of the FY2005: 209.5 billion yen→
Result for the third quarter of the FY2006: 238.7 billion yen (improvement of 29.1 billion yen)

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)

END